DIGITAL ALLY, INC. AND SUBSIDIARIES

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Digital Ally, Inc.

We have audited the accompanying consolidated balance sheet of Digital Ally, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Ally, Inc. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

RSM US LLP

Kansas City, Missouri

March 7, 2016

F-2

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Digital Ally, Inc.

We have audited the accompanying consolidated balance sheet of Digital Ally, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Ally, Inc. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Kansas City, Missouri

March 23, 2015

F-3

DIGITAL ALLY, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2015 AND 2014

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$6,924,079	$3,049,716
Restricted cash	—	1,500,000
Accounts receivable-trade, less allowance for doubtful accounts of $74,997 – 2015 and $65,977 – 2014	3,368,909	3,043,899
Accounts receivable-other	142,473	139,204
Inventories, net	10,661,766	9,243,455
Prepaid expenses	586,015	372,326

Total current assets	21,683,242	17,348,600

Furniture, fixtures and equipment	2,043,041	4,228,139
Less accumulated depreciation and amortization	978,855	3,182,473

	1,064,186	1,045,666

Intangible assets, net	410,261	245,684
Other assets	316,521	234,342

Total assets	$23,474,210	$18,874,292

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,374,160	$2,410,876
Accrued expenses	936,327	1,142,973
Secured convertible note payable-current	—	2,019,720
Subordinated note payable-current, net of discount of $0 – 2015 and $55,187 – 2014	—	2,444,813
Derivative liabilities	67,053	2,186,214
Capital lease obligation-current	34,828	61,140
Deferred revenue-current	568,988	138,052
Income taxes payable	10,139	7,954
Customer deposits	—	1,878

Total current liabilities	2,991,495	10,413,620

Secured convertible note payable-long term, at fair value	—	1,253,711
Capital lease obligation-long term	41,284	3,849
Deferred revenue-long term	1,685,891	939,100

Total liabilities	4,718,670	12,610,280

Commitments and contingencies

Common stock, $0.001 par value; 25,000,000 shares authorized; shares issued: 5,241,999 – 2015 and 3,092,497 – 2014	5,242	3,092
Additional paid in capital	57,854,178	33,326,908
Treasury stock, at cost (shares: 63,518 – 2015 and 63,518 - 2014)	(2,157,226)	(2,157,226)
Accumulated deficit	(36,946,654)	24,908,762)

Total stockholders’ equity	18,755,540	6,264,012

Total liabilities and stockholders’ equity	$23,474,210	$18,874,292

See Notes to Consolidated Financial Statements.

F-4

DIGITAL ALLY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED

DECEMBER 31, 2015 AND 2014

	2015	2014

Product revenue	$19,303,790	$16,889,224
Other revenue	726,418	555,195

Total revenue	20,030,208	17,444,419
Cost of revenue	11,680,853	7,521,626

Gross profit	8,349,355	9,922,793
Selling, general and administrative expenses:
Research and development expense	2,980,807	2,905,407
Selling, advertising and promotional expense	3,965,400	3,340,764
Stock-based compensation expense	1,623,033	834,593
General and administrative expense	7,401,586	5,731,223

Total selling, general and administrative expenses	15,970,826	12,811,987
Operating loss	(7,621,471)	(2,889,194)

Interest income	21,156	13,660
Change in warrant derivative liabilities	371,006	(4,426,762)
Change in fair value of secured convertible notes payable	(4,434,383)	(776,566)
Secured convertible note payable issuance expense	(93,845)	(579,066)
Other income (expense)	1,878	(5,589)
Interest expense	(282,233)	(499,744)

Loss before income tax (benefit)	(12,037,892)	(9,163,261)
Income tax (benefit)	—	—

Net loss	$(12,037,892)	$(9,163,261)

Net loss per share information:
Basic	$(2.77)	$(3.54)
Diluted	$(2.77)	$(3.54)

Weighted average shares outstanding:
Basic	4,340,012	2,590,002
Diluted	4,340,012	2,590,002

See Notes to Consolidated Financial Statements.

F-5

DIGITAL ALLY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock		Additional Paid In	Treasury	Accumulated
	Shares	Amount	Capital	stock	deficit	Total
Balance, December 31, 2013	2,284,048	$2,284	$24,955,220	$(2,157,226)	$(15,745,501)	$7,054,777
Stock-based compensation	—	—	834,593	—	—	834,593
Restricted common stock grant	192,500	192	(192)	—	—	—
Restricted common stock forfeitures	(6,190)	(6)	6	—	—	—
Issuance of common stock upon exercise of stock options	100,637	101	835,168	—	—	835,269
Issuance of common stock upon exercise of common stock purchase warrants	221,820	222	4,405,455	—	—	4,405,677
Issuance of common stock upon conversion of secured convertible note payable to equity	316,716	317	2,294,339	—	—	2,294,656
Issuance of common stock for accrued interest on secured convertible note payable that was converted to equity	484	0	2,963	—	—	2.963
Common shares surrendered in connection with cashless exercise of stock options	(17,447)	(17)	17	—	—	—
Common shares surrendered in connection with cashless exercise of stock options	(71)	(1)	(661)	—	—	(662)
Net loss	—	—	—	—	(9,163,261)	(9,163,261)

Balance, December 31, 2014	3,092,497	3,092	33,326,908	(2,157,226)	(24,908,762)	6,264,012

Stock-based compensation	—	—	1,623,033	—	—	1,623,033

Restricted common stock grant	324,500	325	(325)	—	—	—
Issuance of common stock and warrants, net of issuance costs of $776,723	879,766	880	11,222,405	—	—	11,223,285
Issuance of common stock warrants to extend subordinated note due date	—	—	60,224	—	—	60,224
Issuance of common stock upon exercise of stock options	39,928	40	303,153	—	—	303,193
Issuance of common stock upon exercise of common stock purchase warrants	250,095	250	3,578,601	—	—	3,578,851
Issuance of common stock upon conversion of secured convertible note payable to equity	655,213	655	7,740,179	—	—	7,740,834

Net loss	—	—	—	—	(12,037,892)	(12,037,892)

Balance, December 31, 2015	5,241,999	$5,242	$57,854,178	$(2,157,226)	$(36,946,654)	$18,755,540

See Notes to Consolidated Financial Statements.

F-6

DIGITAL ALLY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash Flows From Operating Activities:
Net loss	$(12,037,892)	$(9,163,261)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	547,769	468,305
Loss on equipment disposal	—	2,135
Secured convertible note payable expenses	93,845	579,066
Stock based compensation	1,623,033	834,593
Change in derivative liabilities	(371,006)	4,426,762
Amortization of discount on subordinated note payable	115,411	137,487
Change in fair value of secured convertible note payable	4,434,383	776,566
Provision for inventory obsolescence	601,833	339,865
Provision for doubtful accounts receivable	9,020	4,341

Change in assets and liabilities:
(Increase) decrease in:
Accounts receivable - trade	(334,030)	(1,219,063)
Accounts receivable - other	(3,269)	20,962
Inventories	(2,020,144)	(1,536,849)
Prepaid expenses	(231,235)	(15,118)
Other assets	(82,179)	10,703
Increase (decrease) in:
Accounts payable	(1,036,716)	969,725
Accrued expenses	(173,626)	(325,522)
Litigation accrual	—	(530,000)
Income taxes payable	2,185	(661)
Deposits	(1,878)	—
Deferred revenue	1,177,727	1,047,152

Net cash used in operating activities	(7,686,769)	(3,172,812)

Cash Flows from Investing Activities:
Purchases of furniture, fixtures and equipment	(423,063)	(433,932)
Additions to intangible assets	(195,890)	(76,887)
Release (restriction) of cash in accordance with secured convertible note	1,500,000	(1,500,000)
Restricted cash for appealed litigation	—	662,500

Net cash provided by (used in) investing activities	881,047	(1,348,319)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock and warrants, net of issuance costs	11,223,285	—
Proceeds from secured convertible notes payable	—	6,000,000
Payment on subordinated notes payable	(2,500,000)	—
Proceeds from exercise of stock options and warrants	2,133,889	1,786,214
Debt issuance expense for secured convertible notes payable	(93,845)	(579,066)
Principal payments on capital lease obligations	(83,244)	(91,279)

Net cash provided by financing activities	10,680,085	7,115,869

Net increase in cash and cash equivalents	3,874,363	2,594,738
Cash and cash equivalents, beginning of period	3,049,716	454,978

Cash and cash equivalents, end of period	$6,924,079	$3,049,716

Supplemental disclosures of cash flow information:
Cash payments for interest	$178,010	$264,696
Cash payments for income taxes	$2,185	$10,661

Supplemental disclosures of non-cash investing and financing activities:
Restricted common stock grant	$139	$192

Restricted common stock forfeitures	$—	$(6)

Capital expenditures financed by capital lease obligations	$94,367	$—

Issuance of common stock upon exercise of stock options and warrants	$1,748,155	$835,269

Common stock surrendered in cashless exercise of stock options and warrants	$—	$662

Conversion of secured convertible note into common stock	$7,740,834	$2,294,656

Issuance of stock purchase warrants with convertible note payable	$—	$2,393,905

Issuance of common stock for accrued interest	$—	$2,963

See Notes to Consolidated Financial Statements.

F-7

DIGITAL ALLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Digital Ally, Inc. and subsidiaries (collectively, “Digital Ally,” “Digital,” and the “Company,” “produces digital video imaging and storage products for use in law enforcement, security and commercial applications. Its current products are an in-car digital video/audio recorder contained in a rear-view mirror for use in law enforcement and commercial fleets, a system that provides our law enforcement customers with audio/video surveillance from multiple vantage points and hands-free automatic activation of body-worn cameras and in-car video systems; a weather-resistant mobile digital video recording system for use on motorcycles, ATV’s and boats, a miniature digital video system designed to be worn on an individual’s body; and a hand-held laser speed detection device that it is offering primarily to law enforcement agencies. The Company has active research and development programs to adapt its technologies to other applications. It has the ability to integrate electronic, radio, computer, mechanical, and multi-media technologies to create unique solutions to address needs in a variety of other industries and markets, including mass transit, school bus, taxi cab and the military. The Company sells its products to law enforcement agencies and other security organizations, consumer and commercial fleet operators through direct sales domestically and third-party distributors internationally.

The Company was originally incorporated in Nevada on December 13, 2000 as Vegas Petra, Inc. and had no operations until 2004. On November 30, 2004, Vegas Petra, Inc. entered into a Plan of Merger with Digital Ally, Inc., at which time the merged entity was renamed Digital Ally, Inc.

The following is a summary of the Company’s Significant Accounting Policies:

Basis of Consolidation:

The accompanying financial statements include the consolidated accounts of Digital Ally and its wholly-owned subsidiaries, Digital Ally International, Inc, MP Ally, LLC, and Medical Devices Ally, LLC. All intercompany balances and transactions have been eliminated during consolidation.

Digital Ally formed Digital Ally International, Inc. during August 2009 to facilitate the export sales of its products. In addition, Medical Devices Ally, LLC was formed in July 2014 and MP Ally, LLC was formed in July 2015, both of which have been inactive since formation.

Fair Value of Financial Instruments:

The carrying amounts of financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and subordinated note payable, approximate fair value because of the short-term nature of these items. The Company accounts for its secured convertible notes payable and derivative liabilities on their fair value basis.

Revenue Recognition:

Revenues from the sale of products are recorded when the product is shipped, title and risk of loss have transferred to the purchaser, payment terms are fixed or determinable and payment is reasonably assured. Customers do not have a right to return the product other than for warranty reasons for which they would only receive repair services or replacement product.

The Company sells its products and services to law enforcement and commercial customers in the following manner:

●	Sales to domestic customers are made direct to the end customer (typically a law enforcement agency or a commercial customer) through its direct sales force, which is composed of its employees. Revenue is recorded when the product is shipped to the end customer.

●	Sales to international customers are made through independent distributors who purchase products from the Company at a wholesale price and sell to the end user (typically law enforcement agencies or a commercial customer) at a retail price. The distributor retains the margin as its compensation for its role in the transaction. The distributor generally maintains product inventory, customer receivables and all related risks and rewards of ownership. Revenue is recorded when the product is shipped to the distributor consistent with the terms of the distribution agreement.

●	Repair parts and services for domestic and international customers are generally handled by our inside customer service employees. Revenue is recognized upon shipment of the repair parts and acceptance of the service or materials by the end customer.

F-8

Sales taxes collected on products sold are excluded from revenues and are reported as an accrued expense in the accompanying balance sheets until payments are remitted.

Other revenue is comprised of revenues from extended warranties, repair services and the sale of scrap and excess raw material and component parts. Revenue is recognized upon shipment of the product and acceptance of the service or materials by the end customer.

Extended warranties are offered on selected products and when a customer purchases an extended warranty the associated proceeds are treated as deferred revenue and recognized over the term of the extended warranty on a straight line method.

Sales returns and allowances aggregated $712,872 and $558,943 for the years ended December 31, 2015 and 2014, respectively. Obligations for sales returns and allowances are recognized at the time of sales on an accrual basis. The accrual is determined based upon historical return rates adjusted for known changes in key variables affecting these return rates.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include funds on hand, in bank and short-term investments with original maturities of ninety (90) days or less.

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of the senior secured note payable are presented as restricted cash separate from cash and cash equivalents on our balance sheet. The restriction was released in 2015 when Secured Note Payable was paid in full.

Accounts Receivable:

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a weekly basis. The Company determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than thirty (30) days beyond terms. No interest is charged on overdue trade receivables.

Inventories:

Inventories consist of electronic parts, circuitry boards, camera parts and ancillary parts (collectively, “components”), work-in-process and finished goods, and are carried at the lower of cost (First-in, First-out Method) or market value. The Company determines the estimate for the reserve for slow moving or obsolete inventories by regularly evaluating individual inventory levels, projected sales and current economic conditions.

F-9

Furniture, fixtures and equipment:

Furniture, fixtures and equipment is stated at cost net of accumulated depreciation. Additions and improvements are capitalized while ordinary maintenance and repair expenditures are charged to expense as incurred. Depreciation is recorded by the straight-line method over the estimated useful life of the asset, which ranges from three to ten years. Amortization expense on capitalized leases is included with depreciation expense.

Intangible assets:

Intangible assets include deferred patent costs and license agreements. Legal expenses incurred in preparation of patent application have been deferred and will be amortized over the useful life of granted patents. Costs incurred in preparation of applications that are not granted will be charged to expense at that time. The Company has entered into several sublicense agreements under which it has been assigned the exclusive rights to certain licensed materials used in its products. These sublicense agreements generally require upfront payments to obtain the exclusive rights to such material. The Company capitalizes the upfront payments as intangible assets and amortizes such costs over their estimated useful life on a straight line method.

Debt:

The Company’s debt securities are accounted for at amortized cost, except where the Company has elected to account for its secured convertible notes payable on its fair value basis.

Long-Lived Assets:

Long-lived assets such as property, plant and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party appraisals, as considered necessary.

Warranties:

The Company’s products carry explicit product warranties that extend up to two years from the date of shipment. The Company records a provision for estimated warranty costs based upon historical warranty loss experience and periodically adjusts these provisions to reflect actual experience. Accrued warranty costs are included in accrued expenses. Extended warranties are offered on selected products and when a customer purchases an extended warranty the associated proceeds are treated as deferred revenue and recognized over the term of the extended warranty.

Customer Deposits:

The Company requires deposits in advance of shipment for certain customer sales orders, in particular when accepting orders from foreign customers for which the Company does not have a payment history. Customer deposits are reflected as a current liability in the accompanying Consolidated Balance Sheets.

Shipping and Handling Costs:

Shipping and handling costs for outbound sales orders totaled $92,081 and $70,889 for the years ended December 31, 2015 and 2014, respectively. Such costs are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Advertising Costs:

Advertising expense includes costs related to trade shows and conventions, promotional material and supplies, and media costs. Advertising costs are expensed in the period in which they are incurred. The Company incurred total advertising expense of approximately $848,671 and $611,175 for the years ended December 31, 2015 and 2014, respectively. Such costs are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

F-10

Income Taxes:

Deferred taxes are provided for by the liability method wherein deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company applies the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 740 - Income Taxes that provides a framework for accounting for uncertainty in income taxes and provided a comprehensive model to recognize, measure, present, and disclose in its financial statements uncertain tax positions taken or expected to be taken on a tax return. It initially recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. Application requires numerous estimates based on available information. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, and it recognized tax positions and tax benefits may not accurately anticipate actual outcomes. As it obtains additional information, the Company may need to periodically adjust its recognized tax positions and tax benefits. These periodic adjustments may have a material impact on its consolidated statements of operations.

The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of operations. There was no interest expense related to the underpayment of estimated taxes during the years ended December 31, 2015 and 2014. There have been no penalties in 2015 and 2014.

Research and Development Expenses:

The Company expenses all research and development costs as incurred. Development costs of computer software to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility were not significant, and software development costs were expensed as incurred during 2015 and 2014.

Stock-Based Compensation:

The Company grants stock-based compensation to its employees, board of directors and certain third party contractors. Share-based compensation arrangements may include the issuance of options to purchase common stock in the future or the issuance of restricted stock, which generally are subject to vesting requirements. The Company records stock-based compensation expense for all stock-based compensation granted after January 1, 2006 based on the grant-date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award.

The Company estimates the grant-date fair value of stock-based compensation using the Black-Scholes valuation model. Assumptions used to estimate compensation expense are determined as follows:

●	Expected term is determined using the contractual term and vesting period of the award;

●	Expected volatility of award grants made in the Company’s plan is measured using the weighted average of historical daily changes in the market price of the Company’s common stock over the period equal to the expected term of the award;

●	Expected dividend rate is determined based on expected dividends to be declared;

●	Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and

●	Forfeitures are based on the history of cancellations of awards granted and management’s analysis of potential forfeitures.

F-11

Segments of Business:

Management has determined that its operations are comprised of one reportable segment: the sale of speed detection and digital audio and video recording devices. For the year ended December 31, 2015 and 2014, sales by geographic area were as follows:

	Year ended December 31,
	2015	2014
Sales by geographic area:
United States of America	$19,881,541	$16,479,656
Foreign	148,667	961,763

	$20,030,208	$17,441,419

Sales to customers outside of the United States are denominated in U.S. dollars. All Company assets are physically located within the United States.

Recent Accounting Pronouncements:

In May 2014, the FASB issued Accounting Standard Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard is effective for interim and annual periods beginning after December 15, 2017 and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The Company has not yet selected a transition method and is currently evaluating the standard and the impact on its consolidated financial statements and footnote disclosures.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The amendments in the ASU require entities that measure inventory using the first-in, first-out or average cost methods to measure inventory at the lower of cost and net realizable value. Net realizable value is defined as estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016 on a prospective basis. This ASU will be effective for the Company for fiscal years beginning after December 15, 2016. Early adoption of ASU 2015-11 is permitted. The Company is currently evaluating the effects adoption of this guidance will have on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest— Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. This ASU will be effective for the Company for fiscal years beginning after December 15, 2015. Early adoption is permitted, and retrospective application is required. The adoption of this standard is not expected to have a material impact on our financial statements.

NOTE 2. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

Financial instruments that potentially subject the Company to concentrations of credit risk consist of accounts receivable. Sales to domestic customers are typically made on credit and the Company generally does not require collateral while sales to international customers require payment before shipment or backing by an irrevocable letter of credit. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for estimated losses. Accounts are written off when deemed uncollectible and accounts receivable are presented net of an allowance for doubtful accounts. The allowance for doubtful accounts totaled $74,997 and $65,977 as of December 31, 2015 and December 31, 2014, respectively.

The Company sells through a network of unaffiliated distributors for international sales and employee-based sales agents for domestic sales. No international distributor individually exceeded 10% of total revenues and no customer receivable balance exceeded 10% of total accounts receivable for the years ended December 31, 2015 and 2014.

F-12

The Company purchases finished circuit boards and other proprietary component parts from suppliers located in the United States and on a limited basis from Asia. Although the Company obtains certain of these components from single source suppliers, the Company generally owns all tooling and management has located or is in process of locating alternative suppliers to reduce the risk in most cases to supplier problems that could result in significant production delays. The Company has not historically experienced any significant supply disruptions from any of its principal vendors and does not anticipate future supply disruptions. The Company acquires most of its components on a purchase order basis and does not have long-term contracts with its suppliers.

NOTE 3. ACCOUNTS RECEIVABLE – ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts receivable was comprised of the following for the years ended December 31, 2015 and December 31, 2014:

	December 31, 2015	December 31, 2014
Beginning balance	$65,977	$55,033
Provision for bad debts	46,864	10,944
Charge-offs to allowance, net of recoveries	(37,844)	—

Ending balance	$74,997	$65,977

NOTE 4. INVENTORIES

Inventories consisted of the following at December 31, 2015 and December 31, 2014:

	December 31, 2015	December 31, 2014
Raw material and component parts	$3,833,873	$2,987,124
Work-in-process	134,641	280,429
Finished goods	7,895,663	6,576,480

Subtotal	11,864,177	9,844,033
Reserve for excess and obsolete inventory	(1,202,411)	(600,578)

Total	$10,661,766	$9,243,455

Finished goods inventory includes units held by potential customers and sales agents for test and evaluation purposes. The cost of such units totaled $651,004 and $645,300 as of December 31, 2015 and December 31, 2014, respectively.

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at December 31, 2015 and December 31, 2014:

	Estimated Useful Life	December 31, 2015	December 31, 2014
Office furniture, fixtures and equipment	3-10 years	$905,124	$2,193,877
Warehouse and production equipment	3-5 years	532,339	1,386,427
Demonstration and tradeshow equipment	2-5 years	451,750	442,112
Leasehold improvements	2-5 years	153,828	188,414
Website development	3 years	—	11,178
Other equipment	3 years	—	6,131

Total cost		2,043,041	4,228,139
Less: accumulated depreciation and amortization		(978,855)	(3,182,473)

Net furniture, fixtures and equipment		$1,064,186	$1,045,666

Depreciation and amortization of furniture, fixtures and equipment aggregated $498,810 and $324,206 for the years ended December 31, 2015 and 2014, respectively.

F-13

NOTE 6. INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2015 and 2014:

	December 31, 2015			December 31, 2014
	Gross value	Accumulated amortization	Net carrying value	Gross value	Accumulated amortization	Net carrying value
Amortized intangible assets:
Licenses	$—	$—	$—	$255,000	$255,000	$—
Patents and Trademarks	96,418	47,086	49,331	106,995	42,504	64,491

	96,418	47,086	49,331	361,995	297,504	64,491

Unamortized intangible assets:
Licenses	$73,893	$—	$73,893	$—	$—	$—
Patents and trademarks pending	287,036	—	287,036	181,193	—	181,193

	360,929	—	360,929	181,193	—	181,193

Total	$457,347	$47,086	$410,261	$543,188	$297,504	$245,684

Patents and trademarks pending will be amortized beginning at the time they are issued by the appropriate authorities. If issuance of the final patent or trademark is denied, then the amount deferred will be immediately charged to expense.

Amortization expense for the years ended December 31, 2015 and 2014 was $31,313 and $98,484, respectively. Estimated amortization for intangible assets with definite lives for the next five years ending December 31 and thereafter is as follows:

Year ending December 31:
2016	$29,146
2017	19,064
2018	1,121
2019	—
2020 and thereafter	—

$49,331

NOTE 7. SUBORDINATED NOTES PAYABLE, SECURED CONVERTIBLE NOTE PAYABLE, AND CAPITAL LEASE OBLIGATIONS

Subordinated Notes Payable. Subordinated notes payable is comprised of the following:

	December 31, 2015	December 31, 2014
Subordinated notes payable, at par	$—	$2,500,000
Unamortized discount	—	(55,187)

Total notes payable	—	2,444,813
Less: Current maturities of long-term debt	—	2,444,813

Subordinated notes payable, long-term	$—	$—

F-14

During the year ended December 31, 2011, the Company, in two separate transactions, borrowed an aggregate of $2.5 million under two unsecured notes payable to a private, third-party lender. The loans were funded in May and November 2011 and both are represented by promissory notes (the “Notes”) that bear interest at the rate of 8% per annum and are payable interest only on a monthly basis. The maturity date of the original Note in the principal amount of $1,500,000 was extended from May 30, 2012 to May 30, 2013 in conjunction with the issuance of the second Note during November 2011. Both Notes were due and payable in full on May 30, 2013 and could be prepaid without penalty at any time. The Notes are subordinated to all existing and future senior indebtedness, as such term is defined in the Notes.

The Company granted the lender warrants (the “Warrants”) exercisable to purchase a total of 56,250 shares of its common stock at an exercise price of $8.00 per share (as modified) until November 30, 2013. The exercise price for the Warrants exercisable to purchase 37,500 shares issued with the first Note was reduced from $12.00 per share to $8.00 per share in consideration for the extension of the first Note’s maturity date. The Company paid fees totaling $147,500 to an unaffiliated entity and issued warrants exercisable to purchase 13,750 shares of its Common Stock on the same terms and conditions as the Warrants for its services relating to the transactions, including the modification of the Warrants issued pursuant to the first Note.

The Company allocated $236,726 of the proceeds of the Notes to additional paid-in-capital, which represented the grant date fair value of the Warrant for 56,250 common shares issued to the lender and the warrant for 13,750 shares issued to the unaffiliated third party who arranged the transactions. In addition, the cash fees paid to the unaffiliated third party totaling $147,500 is included in the discount on the Notes. The modification of the original Note that occurred during November 2011 was treated as an early extinguishment of the debt.

On July 24, 2012, the Company entered into an agreement with the third party lender that extended the maturity date of the Notes from May 30, 2013 to May 30, 2014. In connection with the extension, the Company reduced the exercise price for the Warrants exercisable to purchase 56,250 shares previously granted to the lender from $8.00 to $4.00 and extended their expiration date from November 30, 2013 to November 30, 2015. The Company issued an unaffiliated third party a warrant exercisable to purchase 6,250 shares of Common Stock at a price of $4.00 per share through November 30, 2015 for its services in connection with the extension of the maturity dates of the Notes. Additionally, the Company reduced the exercise price of warrants it had issued to such firm in May and November 2011 from $8.00 per share to $4.00 per share and extended their maturity dates to November 30, 2015. Such warrants are exercisable to purchase 13,750 shares of Common Stock. The Company allocated $38,052 to additional paid in capital, which represented the grant date fair value of the new warrants issued to the independent third party in July 2012 and the modification of the warrants for reducing the exercise price from $8.00 to $4.00 associated with extending the maturity date of the Note from May 30, 2013 to May 30, 2014. The restructuring of the Notes that occurred in July 2012 was treated as a modification of the debt and the remaining unamortized discount of the Notes will be amortized to interest expense ratably over the modified terms of the Notes.

On December 4, 2013, the Company entered into an agreement with the same third party lender to extend the maturity date of the Notes from May 30, 2014 to May 30, 2015. In connection with the extension, the Company granted the lender warrants exercisable to purchase 40,000 shares of its common stock at $8.50 per share through December 3, 2018. The Company also paid fees totaling $10,000 to an unaffiliated third party and issued a warrant exercisable to purchase 10,000 shares of Common Stock at a price of $8.50 per share through December 3, 2018 for its services in connection with the extension of the maturity dates of the Notes. The Company allocated $205,820 to additional paid in capital, which represented the grant date fair value of the new warrants issued to the lender and the unaffiliated third party who arranged the transaction. In addition, the cash fees paid to the unaffiliated third party totaling $10,000 were included in the discount on the Notes. The restructuring of the Notes that occurred in December 2013 was treated as a modification of the debt and the remaining unamortized discount of the Notes will be amortized to interest expense ratably over the modified terms of the Notes. The discount amortized to interest expense totaled $55,187 and $132,447 for the years ended December 31, 2015, and 2014, respectively.

On May 27, 2015, the Company and the Lender agreed to extend the maturity dates of the Notes to July 15, 2015 with all other terms remaining the same. On July 15, 2015, the maturity date of the Notes were further extended to August 15, 2015 and, as consideration for the extension, the Company issued warrants exercisable to purchase 5,000 shares of common stock at an exercise price of $16.50 with a term of five years. The grant date fair value of such warrants was $60,224 which was amortized to interest expense over the extended term. On July 24, 2015 the Company paid the outstanding principal and accrued interest on the Notes in full from proceeds of the registered direct offering of common stock and warrants exercisable to purchase common stock. (See Note 10.)

F-15

Secured Convertible Note Payable

	December 31, 2015	December 31,2014
Secured convertible note payable, at fair value	$—	$3,273,431
Less: Current maturities	—	(2,019,720)

Secured convertible note payable, long-term	$—	$1,253,711

On August 28, 2014, the Company completed a second private placement to the holder of the Secured Convertible Note of $4.0 million aggregate principal amount of a Secured Convertible Note (the “$4.0 million Secured Convertible Note”). The $4.0 million Secured Convertible Note bore interest at 6% per annum, payable quarterly, and was secured by all assets of the Company. Principal payments were not required until the sixth month after origination and continued ratably for the remaining 18-month term of the $4.0 million Secured Convertible Note. The principal and interest payments could be made through the payment of cash or in-kind by transferring unrestricted and fully registered shares in an amount equivalent to 80% of the volume weighted average trading price for the 20 consecutive trading days preceding the payment date. The $4.0 million Secured Convertible Note was convertible into shares of common stock at the holder’s option at a conversion price of $6.10 per share at any time it was outstanding. In addition, the Company could force conversion if the market price exceeded $12.20 per share for 20 consecutive trading days.

In connection with the second private placement the Company issued a warrant (the “August Warrant”) exercisable to purchase 262,295 shares of common stock at $7.32 per share. The August Warrant is exercisable immediately and expires August 28, 2019. The $4.0 million Secured Convertible Note and August Warrant contain anti-dilution provisions and restrict the incurrence of additional secured indebtedness.

The August Warrant was treated as a derivative liability for accounting purposes. Accordingly, the Company has estimated the fair value of the warrant derivative as of the date the $4.0 million Secured Convertible Note was issued at $992,521. Changes in the fair value of the warrant derivative liabilities totaled $1,193,694 through December 31, 2014, and the derivative liability was $2,186,214 as of December 31, 2014 in the accompanying Consolidated Balance Sheet.

On December 4, 2014, the holder of the $4.0 million Secured Convertible Note exercised its right to convert $36,600 of principal into 6,000 shares of common stock of the Company at the conversion price of $6.10 per share. The increase in fair market value of these 6,000 shares over the $36,600 principal retired was $89,400, representing the increase in the Company’s stock price over the conversion rate as of the conversion date. Such amount was recognized as a charge to the income statement during the year ended December 31, 2014 and included in change in fair value of secured convertible notes payable.

The Company paid a placement agent fee of $240,000 and approximately $101,500 of third party costs for the transaction, which included legal fees. The Company elected to account for the $4.0 million Secured Convertible Note on its fair value basis and, therefore, all related debt issuance expenses which totaled $354,628 were charged to other expenses in the year ended December 31, 2014. The fair market value of the $4.0 million Secured Note was $3,273,431 at December 31, 2014 and the $302,552 change in fair market value of the note was included in change in fair value of secured notes payable in the Consolidated Statement of Operations.

The holder of the $4.0 million Secured Convertible Note had no right to convert the Secured Convertible Notes or exercise the Warrants to the extent that such conversions or exercises would result in the holder being the beneficial owner in excess of 4.99% of the Company’s stock. In addition, the holder had no right to convert the $4.0 million Secured Convertible Note or exercise the August Warrant if the issuance of shares of the common stock upon such conversion or exercise would breach the Company’s limitation under the applicable Nasdaq listing rules (the “ Nasdaq Share Cap”). For these purposes the Nasdaq Share Cap limit applicable to such conversions or exercises of the Secured Convertible Note and the $4.0 million Secured Convertible Note and the Warrant and August Warrant was based upon the aggregation of such instruments as one issuance and on the number of shares the Company had issued and outstanding when it issued the Secured Convertible Note and Warrant in March 2014. The Nasdaq Share Cap limitation would not apply if the Company’s shareholders approve issuances above the Nasdaq Share Cap.

F-16

The Company was required to maintain a minimum cash balance of not less than $1.5 million until such time as the Company satisfied all of the “Equity Conditions,” as defined in the $4.0 million Secured Convertible Note. Such Equity Conditions included the Company’s shareholders approving the issuance of shares above the Nasdaq Share Cap. The $1.5 million minimum cash balance was reported as restricted cash separate from cash and cash equivalents in the Consolidated Balance Sheet as of December 31, 2014.

The Company called a Special Meeting of Shareholders in which it sought approval from its shareholders for issuances of shares above the Nasdaq Share Cap. On February 13, 2015 its shareholders gave such approval. Upon such approval, the Company satisfied all of the “Equity Conditions,” which released all of the restrictions on cash balances.

Between February 13 and 25, 2015 the holder of the $4.0 million Secured Convertible Note exercised its right to convert the remaining principal of $3,963,780 into 655,738 shares of common stock and 5,475 shares for accrued interest at the conversion price of $7.32 per share. The increase in fair market value of these 655,213 shares over the $3,963,780 principal retired was $4,434,383 representing the increase in our stock price over the conversion rate as of the conversion dates. Such amount was recognized as a charge to the Consolidated Statement of Operations during the year ended December 31, 2015 and included in change in fair value of secured convertible notes payable.

On March 24, 2015 the holder exercised part of its August Warrant to purchase 212,295 shares of common stock with the change in value of the warrant derivative totaling $340,722 being recognized as income in the Consolidated Statement of Operations representing the change in our stock price compared to the exercise price at the respective exercise date. The holder also exercised part of its August Warrant to purchase 37,800 shares on April 9, 2015 with the change in value of the warrant derivative totaling $127,951 being recognized as income in the Consolidated Statement of Operations representing the change in our stock price compared to the exercise price at the respective exercise date. As of December 31, 2015, the August Warrant was exercisable to purchase 12,200 common shares remaining under it and was recorded as a liability in the amount of $67,053 on the Consolidated Balance Sheet.

Capital Leases. Future minimum lease payments under non-cancelable capital leases having terms in excess of one year are as follows:

Year ending December 31:

2016	$38,258
2017	34,298
2018	8,575
2019	—
2020 and thereafter	—

Total future minimum lease payments	81,131
Less amount representing interest	5,019

Present value of minimum lease payments	76,112
Less current portion	34,828
Capital lease obligations, less current portion	$41,284

Assets under capital leases are included in furniture, fixtures and equipment as follows:

	December 31, 2015	December 31, 2014
Office furniture, fixtures and equipment	$382,928	$280,304
Less: accumulated amortization	(224,089)	(135,115)

Net furniture, fixtures and equipment	$158,839	$145,189

F-17

NOTE 8. Fair Value Measurement

In accordance with ASC Topic 820 — Fair Value Measurements and Disclosures (“ASC 820”), the Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities or a group of assets or liabilities, such as a business.

ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

●	Level 1 — Quoted prices in active markets for identical assets and liabilities

●	Level 2 — Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities)

●	Level 3 — Significant unobservable inputs (including the Company’s own assumptions in determining the fair value)

The following table represents the Company’s hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and December 31, 2014.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant derivative liability	$—	$—	$67,053	$67,053
	$—	$—	$67,053	$67,053

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant derivative liability			$2,186,214	$2,186,214
Secured convertible note	$—	$—	$3,273,431	$3,273,431
	$—	$—	$5,459,645	$5,459,645

The following table represents the change in level 3 tier value measurements:

	Warrant Derivative Liability	Secured Convertible Note	Total
December 31, 2014	$2,186,214	$3,273,431	$5,459,645
Conversion of secured convertible note to common stock	—	(3,273,431)	(3,273,431)
Exercise of common stock purchase warrants	(1,748,155)	—	(1,748,155)
Change in fair value	(371,006)	—	(371,006)
December 31, 2015	$67,053	$—	$67,053

F-18

NOTE 9. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2015 and December 31, 2014:

	December 31, 2015	December 31, 2014
Accrued warranty expense	$159,838	$247,082
Accrued sales commissions	100,295	89,600
Accrued payroll and related fringes	247,984	154,851
Accrued insurance	34,926	81,431
Accrued rent	224,393	260,634
Accrued litigation and related charges	—	53,666
Other	168,891	255,709
	$936,327	$1,142,973

Accrued warranty expense was comprised of the following for the years ended December 31, 2015 and 2014:

	2015	2014
Beginning balance	$247,082	$167,970
Provision for warranty expense	5,317	198,266
Charges applied to warranty reserve	(92,561)	(119,154)
Ending balance	$159,838	$247,082

NOTE 10. COMMON STOCK

On June 9, 2015 at the annual shareholders meeting the shareholders approved the increase in the Company’s authorized shares of common stock from 9,375,000 to 25,000,000.

The Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) on July 22, 2015 with two investors pursuant to which it issued and sold in an at-the- market registered direct offering (the “Offering”), an aggregate of 879,766 shares (the “Shares”) of common stock at an offering price of $13.64 per share, for gross proceeds of $12,000,008 before the deduction of the placement agent fee and other offering expenses of $776,723. In additional to the common stock purchased, the investors received a registered short-term warrant (the “Series A Warrant”) exercisable to purchase a total of 437,086 shares of common stock at an exercise price of $13.43 per share. The Series A Warrants were immediately exercisable and expire on July 22, 2017. The Shares and the Series A Warrants were offered by the Company pursuant to a registration statement on Form S-3 (File No. 333-202944), which was declared effective by the Securities and Exchange Commission (the “Commission”) on May 18, 2015 (the “Registration Statement”).

In a concurrent private placement (the “Private Placement”), the Company issued two additional warrants to the investors (the “Series B Warrants” and “Series C Warrants”), collectively with the Shares and the Series A Warrants the (“Securities”), with an exercise price of $13.43 per share. The investors received Series B Warrants to purchase a total of 222,738 shares of common stock and Series C Warrants to purchase a total of 879,766 shares of common stock. The Series B Warrants and Series C Warrants were both immediately exercisable and the Series B Warrants expire on July 22, 2017 and the Series C Warrants expire on January 22, 2021.

Subject to limited exceptions, the holders of the Warrants do not have the right to exercise any portion of its warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% or 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to the Company, the holder may increase or decrease the Beneficial Ownership Limitation, but in no event shall the Beneficial Ownership Limitation exceed 9.99%.

The Company was required to file a registration statement on Form S-3 relating to the issuance of the Series B Warrants and Series C Warrants to provide for the resale of the shares of common stock issuable upon the exercise of such Warrants. The Company has filed a registration statement on Form S-3 (File No. 333-206699), which was declared effective by the Securities and Exchange Commission (the “Commission”) on September 15, 2015 (the “Registration Statement”).

F-19

The Purchase Agreement also contained representations, warranties, indemnification and other provisions customary for transactions of this nature. Among other restrictions, the Company is generally prohibited until July 22, 2017 from effecting or entering into an agreement to effect any issuance by the Company of Common Stock or equivalents involving a Variable Rate Transaction. A Variable Rate Transaction generally means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock or (ii) enters into any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price.

The Company entered into a Placement Agreement (the “Placement Agreement”) pursuant to which the Company engaged WestPark Capital, Inc. as the sole placement agent in connection with the Offering and the Private Placement. The Company paid the Placement Agent a placement agent fee in cash of $720,000 and reimbursed approximately $30,000 of their out-of-pocket expenses. Other expenses of the offering totaled $26,723, which included accounting, legal, printing and other expenses. Total issuance costs were $776,723, which was deducted from the gross proceeds of the offering resulting in net proceeds of $11,223,285.

The Company used the net proceeds to retire $2.5 million principal amount of subordinated notes and for general corporate purposes.

NOTE 11. INCOME TAXES

The components of income tax (provision) benefit for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Current taxes:
Federal	$—	$—
State	—	—

Total current taxes	—	—
Deferred tax (provision) benefit	—	—

Income tax (provision) benefit	$—	$—

A reconciliation of the income tax (provision) benefit at the statutory rate of 34% for the years ended December 31, 2015 and 2014 to the Company’s effective tax rate is as follows:

	2015	2014
U.S. Statutory tax rate	34.0%	34.0%
State taxes, net of Federal benefit	6.2%	6.2%
Federal Research and development tax credits	1.5%	2.9%
Stock based compensation	0.6%	1.9%
Common stock issued upon conversion of promissory note and related common stock purchase warrants	3.3%	6.7%
Change in valuation reserve on deferred tax assets	(45.0)%	(51.5)%
Other, net	(0.6)%	(0.2)%

Income tax (provision) benefit	0.0%	0.0%

F-20

Significant components of the Company’s deferred tax assets (liabilities) as of December 31, 2015 and 2014 are as follows:

	2015	2014
Deferred tax assets:
Stock-based compensation	$1,623,000	$1,206,000
Start-up costs	180,000	180,000
Inventory reserves	480,000	240,000
Uniform capitalization of inventory costs	150,000	97,000
Allowance for doubtful accounts receivable	30,000	26,000
Other reserves	2,000	2,000
Equipment depreciation	—	82,000
Deferred revenue	903,000	433,000
Derivative liabilities	26,000	601,000
Accrued expenses	210,000	275,000
Net operating loss carryforward	12,295,000	7,531,000
Research and development tax credit carryforward	1,747,000	1,568,000
Alternative minimum tax credit carryforward	90,000	90,000
State jobs credit carryforward	230,000	230,000
State research and development credit carryforward	280,000	280,000
Charitable contributions carryforward	50,000	—

Total deferred tax assets	18,296,000	12,874,000
Valuation reserve	(18,105,000)	(12,692,000)

Total deferred tax assets	191,000	182,000
Deferred tax liabilities:
Equipment depreciation	(6,000)	—
Domestic international sales company	(185,000)	(182,000)
Total deferred tax liabilities	(191,000))	(182,000)

Net deferred tax assets (liability)	$—	$—

Net deferred tax asset (liability) are classified in our consolidated balance sheets as follows:
Current	$—	$—
Non-current	$—	$—

The valuation allowance on deferred tax assets totaled $18,105,000 and $12,692,000 as of December 31, 2015 and December 31, 2014, respectively. We record the benefit we will derive in future accounting periods from tax losses and credits and deductible temporary differences as “deferred tax assets”. In accordance with Accounting Standards Codification (ASC) 740, “Income Taxes,” we record a valuation allowance to reduce the carrying value of our deferred tax assets if, based on all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The economic recession and its effect on state and local governmental budgets in particular remained weak in 2015 and 2014 and we incurred operating losses during this period. Law enforcement agencies are our primary customer and are typically funded through state and local tax rolls. The economy showed improvement in 2015 and 2014, but the establishment of a long-term positive impact on the state and local budgets is still uncertain at best. Despite the improvement in general economic conditions and our ongoing cost containment efforts, we incurred additional losses in 2015 and 2014 that placed us in a three-year cumulative loss position at December 31, 2015 and 2014. Accordingly, we determined there was not sufficient positive evidence regarding our potential for future profits to outweigh the negative evidence of our three-year cumulative loss position under the guidance provided in ASC 740. Therefore, we determined to increase our valuation allowance by $5,413,000 to continue to fully reserve our deferred tax assets at December 31, 2015. We expect to continue to maintain a full valuation allowance until we determine that we can sustain a level of profitability that demonstrates our ability to realize these assets. To the extent we determine that the realization of some or all of these benefits is more likely than not based upon expected future taxable income, a portion or all of the valuation allowance will be reversed. Such a reversal would be recorded as an income tax benefit and, for some portion related to deductions for stock option exercises, an increase in shareholders’ equity.

F-21

At December 31, 2015, the Company had available approximately $30,700,000 of net operating loss carryforwards available to offset future taxable income generated. Such tax net operating loss carryforwards expire between 2026 and 2035. In addition, the Company had research and development tax credit carryforwards totaling $1,747,000 available as of December 31, 2015, which expire between 2023 and 2035.

The Internal Revenue Code contains provisions under Section 382 which limit a company’s ability to utilize net operating loss carry-forwards in the event that it has experienced a more than 50% change in ownership over a three-year period. Current estimates prepared by the Company indicate that due to ownership changes which have occurred, approximately $765,000 of its net operating loss and $175,000 of its research and development tax credit carryforwards are currently subject to an annual limitation of approximately $1,151,000, but may be further limited by additional ownership changes which may occur in the future. As stated above, the net operating loss and research and development credit carryforwards expire between 2023 and 2035, allowing the Company to potentially utilize all of the limited net operating loss carry-forwards during the carryforward period.

As discussed in Note 1, “Summary of Significant Accounting Policies,” tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Management has identified no tax positions taken that would meet or exceed these thresholds and therefore there are no gross interest, penalties and unrecognized tax expense/benefits that are not expected to ultimately result in payment or receipt of cash in the consolidated financial statements.

The effective tax rate for the years ended December 31, 2015 and 2014 varied from the expected statutory rate due to the Company continuing to provide a 100% valuation allowance on net deferred tax assets. The Company determined that it was appropriate to continue the full valuation allowance on net deferred tax assets as of December 31, 2015 primarily because of the current year operating losses.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Operating Leases. The Company had a non-cancelable long-term operating lease agreement for office and warehouse space that expires during April 2020. The Company also entered into month-to-month leases for equipment and storage facilities. Rent expense for the years ended December 31, 2015 and 2014 was $401,845 and $397,724, respectively, related to these leases. Following are the minimum lease payments for each year and in total.

Year ending December 31:
2016	$439,707
2017	445,449
2018	451,248
2019	457,327
2020	154,131
$1,947,862

License agreements. The Company has several license agreements under which it has been assigned the rights to certain licensed materials used in its products. Certain of these agreements require the Company to pay ongoing royalties based on the number of products shipped containing the licensed material on a quarterly basis. Royalty expense related to these agreements aggregated $26,454 and $27,053 for the years ended December 31, 2015 and 2014, respectively.

Supply and distribution agreement. We entered into a supply and distribution agreement with Dragoneye Technology, LLC (“Dragoneye”) on May 1, 2010 under which it was granted the exclusive world-wide right to sell and distribute a proprietary law enforcement speed measurement device and derivatives to its customers. The term of the agreement was 42 months after the date Dragoneye began full scale production of the product which commenced in August 2010 and final certification of the product was obtained. The agreement had minimum purchase requirements of 1,000 units per period over three commitment periods. On January 31, 2012, the agreement was amended to reduce the minimum purchase commitment over the second and third years by 52% of the original commitment. The Company agreed to release its world-wide right to exclusively market the product to the law enforcement community in exchange for the reduction in the purchase commitment.

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The agreement originally required minimum order quantities that represent a remaining unfulfilled commitment to acquire $634,680 of product as of December 31, 2014. Dragoneye is responsible for all warranty, damage or other claims, losses or liabilities related to the product and is obligated to defend and indemnify us against such risks. The Company held approximately $1,318,000 of such products in finished goods inventory as of December 31, 2015 and had sold approximately 1,010 units since the beginning of the agreement through December 31, 2015.

The Company filed a lawsuit on June 15, 2013 against Dragoneye for breaching the contract and participated in a mediation of the lawsuit on August 12, 2015 that resulted in a settlement on August 25, 2015. The settlement included the repair of all LaserAlly units the Company held and future customer returned units exhibiting the same failure. See “Litigation” below for further details.

Litigation. The Company is subject to various legal proceedings arising from normal business operations. Although there can be no assurances, based on the information currently available, management believes that it is probable that the ultimate outcome of each of the actions will not have a material adverse effect on the consolidated financial statement of the Company. However, an adverse outcome in certain of the actions could have a material adverse effect on the financial results of the Company in the period in which it is recorded.

On June 5, 2013, the Company filed a lawsuit in the District Court of Johnson County, Kansas against Dragoneye. It had entered into a supply and distribution agreement with Dragoneye on May 1, 2010 under which we were granted the right to sell and distribute a proprietary law enforcement speed measurement device and derivatives to our customers under the trade name LaserAlly. The parties amended the agreement on January 31, 2012. In its complaint the Company alleged that Dragoneye breached the contract because it failed to maintain as confidential information our customer list; it infringed on our trademarks, including LaserAlly and Digital Ally; it tortiously interfered with our existing contracts and business relationships with our dealers, distributors, customers and trading partners; and it engaged in unfair competition and violated the Kansas Uniform Trade Secrets Statutes. The Company amended the complaint to include claims regarding alleged material defects in the products supplied under the agreement. The Company participated in a mediation of the lawsuit on August 12, 2015 and agreed to an omnibus resolution of the matter. The settlement includes the return of and repair free of charge of all LaserAlly units the Company holds and future customer returned units exhibiting the same or similar failure. Dragoneye was be allowed no more than 120 days from October 1, 2015 under which to repair all units, upgrade all units to current firmware release and to re-certify the units. The Company will remit the unpaid balance of approximately $191,000 ($91,684.47 remaining at December 31, 2015) currently recorded in accounts payable to Dragoneye in five payments concurrent with the repair and return of units by Dragoneye. Furthermore, all of the remaining minimum contractual purchase requirements will be voided. On August 25, 2015, the judge approved the parties’ joint stipulation of dismissal with prejudice, which finalized the settlement.

On October 25, 2013, we filed a complaint in the United States District Court for the District of Kansas to eliminate threats by a competitor, Utility Associates, Inc. (“Utility”), of alleged patent infringement regarding U.S. Patent No. 6,831,556 (the “ ‘556 patent”). Specifically, the lawsuit seeks a declaration that our mobile video surveillance systems do not infringe any claim of the ‘556 patent. We became aware that Utility had mailed letters to current and prospective purchasers of our mobile video surveillance systems threatening that the use of such systems purchased from third parties not licensed to the ‘556 patent would create liability for them for patent infringement. We reject Utility’s assertion and will vigorously defend the right of end-users to purchase such systems from providers other than Utility. The United States District Court for the District of Kansas dismissed the lawsuit because it decided that Kansas was not the proper jurisdictional forum for the dispute. The District Court’s decision was not a ruling on the merits of the case. We appealed the decision and the Federal Circuit affirmed the District Court’s previous decision.

In addition, the Company began proceedings to invalidate the ‘556 patent through a request for inter partes review of the ‘556 patent at the United States Patent and Trademark Office (“USPTO”). On July 27, 2015, the USPTO invalidated key claims in Utility’s ‘556 Patent. The Final Decision from the USPTO significantly curtails Utility’s ability to threaten law enforcement agencies, municipalities, and others with infringement of the ‘556 Patent. Utility has appealed this decision to the United States Court of Appeals for the Federal Circuit. Briefs have not yet been filed and no schedule for oral argument has been issued. The Company believes that Utility will have a difficult time convincing the appellate court to overturn the decision of the USPTO.

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On June 4, 2014 the Company filed an Unfair Competition lawsuit against Utility Associates, Inc. (“Utility”) in the United States District Court for the District of Kansas. In the lawsuit it contends that Utility has defamed the Company and illegally interfered with its contracts, customer relationships and business expectancies by falsely asserting to its customers and others that its products violate the ‘556 Patent, of which Utility claims to be the holder.

The suit also includes claims against Utility for tortious interference with contract and violation of the Kansas Uniform Trade Secrets Act (KUSTA), arising out of Utility’s employment of one of our employees, in violation of that employee’s Non-Competition and Confidentiality agreements with us. In addition to damages, we seek temporary, preliminary, and permanent injunctive relief, prohibiting Utility from, among other things, continuing to threaten or otherwise interfere with our customers. On March 4, 2015, an initial hearing was held upon our request for injunctive relief.

Based upon facts revealed at the March 4, 2015 hearing, on March 16, 2015, the Company sought leave to amend its Complaint in the Kansas suit to assert additional claims against Utility. Those new claims include claims of actual or attempted monopolization, in violation of § 2 of the Sherman Act, claims arising under a new Georgia statute that prohibits threats of patent infringement in “bad faith”, and additional claims of unfair competition/false advertising in violation of § 63(a) of the Lanham Act. As these statutes expressly provide, the Company will seek treble damages, punitive damages and attorneys’ fees as well as injunctive relief. The Court concluded its hearing on April 22, 2015, and allowed the Company leave to amend its complaint, but denied its preliminary injunction. The case is now in the discovery stage. However, the Company believes that the USPTO’s final decision issued on July 27, 2015 will provide it with substantial basis to pursue our claims either through court trial or by summary judgment motions and the Company intends to pursue recovery from Utility, its insurers and other parties, as appropriate.

On June 13, 2014, Utility filed suit in the United States District Court for the Northern District of Georgia against us alleging infringement of the ‘556 patent. The suit was served on us on June 20, 2014. As alleged in our first filed lawsuit described above, we believe the ‘556 patent is both invalid and not infringed. Further, the USPTO has issued its final decision invalidating 23 of the 25 claims asserted in the ‘556 Patent, as noted above. The Company believes that the suit filed by Utility is without merit and is vigorously defending the claims asserted against us. An adverse resolution of the foregoing litigation or patent proceedings could have a material adverse effect on the Company’s business, prospects, results of operations, financial condition, and liquidity. The Court stayed all proceedings with respect to this lawsuit pending the outcome of the patent review performed by the USPTO and the appellate court. Based on the USPTO’s final decision to invalidate substantially all claims contained in the ‘556 patent, the Company intends to file for summary judgment in its favor if Utility does not request outright dismissal.

The Company received notice in April 2015 that TASER International, Inc. (“Taser”), one of our competitor’s, had commenced an action in the United States Patent & Trademark Office (“USPTO”) for a re-examination of its U.S. Patent No. 8,781,292 (“the ‘292 Patent). A re-examination is essentially a request that the USPTO review whether the patent should have issued in its present form in view of the “prior art,” e.g., other patents in the same technology field. The prior art used by Taser to request the re-examination is a patent application (which never issued into a patent) assigned to an unrelated third party and was not the result of any of Taser’s own research and development efforts.

The Company owns the ‘292 Patent, which is directed to a system that determines when a recording device, such as a law enforcement officer’s body camera or in-car video recorder, begins recording and automatically instructs other recording devices to begin recording. The technology described in the ‘292 Patent is incorporated in our VuLink product.

On August 17, 2015 the USPTO issued a first, non-final action rejecting all 20 claims of the ‘292 Patent respecting its ‘292 Patent under an ex parte re-examination. The Company was provided the opportunity to discuss the merits of the prior art and the scope of the patent claims with the patent Examiner handling the reexamination and to amend the patent claims. On January 14, 2016 the USPTO ultimately rejected TASER’s efforts and confirmed the validity of the ‘292 patent with 59 claims covering various aspects of the Company’s auto-activation technology. On February 2, 2016 the USPTO issued another patent relating to the Company’s auto-activation technology for law enforcement cameras. U.S. Patent No. 9,253,452 (“the ‘452 patent”) generally covers the automatic activation and coordination of multiple recording devices in response to a triggering event such as a law enforcement officer activating the light bar on the vehicle.

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The Company filed suit on January 15, 2016 in the U.S. District Court for the District of Kansas (Case No: 2:16-cv-02032) against Taser, alleging that Taser willfully infringed the ‘292 Patent by selling and offering to sell its Axon camera product line and Signal Performance Power Magazine. The lawsuit was initiated after the USPTO reconfirmed the validity of the ‘292 patent. On February 2, 2016, the Company amended its complaint against Taser, further alleging that Taser is directly and indirectly liable for infringing the ‘452 Patent. The Company’s amended complaint seeks both monetary damages and a permanent injunction against Taser for infringing both the ‘452 and ‘292 Patents.

In addition to the ‘452 Patent infringement claims, the February 2, 2016 amended complaint added a new set of claims to the lawsuit alleging that TASER conspired to keep Digital Ally out of the marketplace by engaging in improper, unethical, and unfair competition. The amended lawsuit alleges TASER bribed officials and otherwise conspired to secure no-bid contracts for its products in violation of both state law and federal antitrust law. Digital Ally’s lawsuit also seeks monetary and injunctive relief, including treble damages, for these alleged violations.

On February 19, 2016 TASER asked for and was granted an extension of time to answer or otherwise plead to the complaint alleging willful patent infringement, the bribery of officials and otherwise conspired to secure no-bid contracts for its products in violation of both state law and federal antitrust law. On March 4, 2016, TASER filed a motion to dismiss our complaint which is now pending before the court.

On or about May 22, 2014, Stephen Gans, a former director and former principal shareholder of us, filed a complaint in the Eighth Judicial District Court, Clark County, Nevada that asserts claims against us and Stanton E. Ross, Leroy C. Richie, Daniel F. Hutchins and Elliot M. Kaplan (the “Defendant Directors”), who are members of its Board of Directors. We were served with the complaint on May 28, 2014. Among other things, the complaint alleged (i) that the Defendant Directors breached their fiduciary duties by failing to consider a financing proposal offered by Mr. Gans and his affiliates; and (ii) that the Defendant Directors, acting at the direction of Stanton E. Ross, did not independently and objectively evaluate Mr. Gans’ protestations about certain alleged transactions between us and Infinity Energy Resources, Inc., and by so doing, breached their fiduciary duties. We and the Defendant Directors vigorously defended the claims asserted against us and them. We and the Defendant Directors filed a response denying all of the plaintiff’s allegations and have asserted counter-claims that allege that Gans committed improper acts that included: (a) failing to disclose the nature and substance of an SEC investigation of Gans; (b) engaging in potential insider trading; (c) misappropriating our confidential information; (d) attempting to use his position as a director to personally enrich himself; and (e) making unauthorized, misleading, and factually inaccurate filings to the SEC about us.

On December 11, 2014, the parties agreed in principle to compromise and dismiss with prejudice substantially all of their claims. Within the scope of that settlement are each of the “shareholder derivative claims” that Gans had asserted against us and the Defendant Directors. The settlement to which the parties agreed resulted in no monetary recovery by any party. On April 7, 2015 the Court approved the settlement of all shareholder derivative claims.

The Company is also involved as a plaintiff and defendant in ordinary, routine litigation and administrative proceedings incidental to its business from time to time, including customer collections, vendor and employment-related matters. The Company believes the likely outcome of any other pending cases and proceedings will not be material to its business or its financial condition.

Sponsorship. On April 16, 2015 the Company entered into a Title Sponsorship Agreement (the “Agreement”) under which it became the title sponsor for a Web.com Tour golf tournament (the “Tournament”) held annually in the Kansas City Metropolitan area. The Agreement provides the Company with naming rights and other benefits for the 2015 through 2019 annual Tournament in exchange for the following sponsorship fee:

Year	Sponsorship fee
2015	$375,000
2016	$475,000
2017	$475,000
2018	$500,000
2019	$500,000

The Company has the right to sell and retain the proceeds from the sale of additional sponsorships including but not limited to a presenting sponsorship, a concert sponsorship and founding partnerships for the Tournament. The Company recorded a net sponsorship expense of $173,335 relating to the 2015 Tournament during the year ended December 31, 2015. Such expense was included in sales and promotional expense in the Consolidated Statements of Operations.

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Stock Repurchase Program. On August 25, 2015, the Board of Directors approved a program that authorizes the repurchase of up to $2.5 million of the Company’s common stock in the open market, or in privately negotiated transactions. The repurchases, if and when made, will be subject to market conditions, applicable rules of the Securities and Exchange Commission and other factors. The repurchase program will be funded using a portion of cash and cash equivalents, along with cash flow from operations. Purchases may be commenced, suspended or discontinued at any time. The Company has not repurchased any shares under this program as of December 31, 2015.

401 (k) Plan. In July 2008, the Company amended and restated its 401(k) retirement savings plan. The amended plan requires the Company to provide 100% matching contributions for employees who elect to contribute up to 3% of their compensation to the plan and 50% matching contributions for employee’s elective deferrals on the next 2% of their contributions. The Company has made matching contributions totaling $163,227 and $156,071 for the years ended December 31, 2015 and 2014, respectively. Each participant is 100% vested at all times in employee and employer matching contributions.

NOTE 13. STOCK-BASED COMPENSATION

The Company recorded pretax compensation expense related to the grant of stock options and restricted stock issued of $1,623,033 and $834,593 for the years ended December 31, 2015 and 2014, respectively.

As of December 31, 2015, the Company had adopted seven separate stock option and restricted stock plans: (i) the 2005 Stock Option and Restricted Stock Plan (the “2005 Plan”), (ii) the 2006 Stock Option and Restricted Stock Plan (the “2006 Plan”), (iii) the 2007 Stock Option and Restricted Stock Plan (the “2007 Plan”), (iv) the 2008 Stock Option and Restricted Stock Plan (the “2008 Plan”), (v) the 2011 Stock Option and Restricted Stock Plan (the “2011 Plan”), (vi) the 2013 Stock Option and Restricted Stock Plan (the “2013 Plan”) and (vii) the 2015 Stock Option and Restricted Stock Plan (the “2015 Plan”). These Plans permit the grant of stock options or restricted stock to its employees, non-employee directors and others totaling 1,475,000 shares of common stock. The 2005 Plan expired during 2015 with 28 shares reserved for awards which are now unavailable for issuance. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards have been granted with an exercise price equal to the market price of the Company’s stock at the date of grant with such option awards generally vesting based on the completion of continuous service and having ten-year contractual terms. These option awards provide for accelerated vesting if there is a change in control (as defined in the Plans) or the death or disability of the holder. The Company has registered all shares of common stock that are issuable under its Plans with the SEC. A total of 75,002 shares remained available for grant under the various Plans as of December 31, 2015.

In addition to the Stock Option and Restricted Stock Plans described above, the Company has issued other options outside of these Plans to non-employees for services rendered that are subject to the same general terms as the Plans, of which 1,250 options are fully vested and remain outstanding as of December 31, 2015.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. There were no stock options issued during 2015. Activity in the various Plans during the year ended December 31, 2015 is reflected in the following table:

Options	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2015	370,743	$18.97
Granted	—	—
Exercised	(39,928)	(7.59)
Forfeited	(2,125)	(6.96)
Outstanding at December 31, 2015	328,690	$20.43
Exercisable at December 31, 2015	284,390	$23.06
Weighted-average fair value for options granted during the period at fair value	—	$—

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The Plans allow for the cashless exercise of stock options. This provision allows the option holder to surrender/cancel options with an intrinsic value equivalent to the purchase/exercise price of other options exercised. There were no shares surrendered pursuant to cashless exercises during the year ended December 31, 2015.

At December 31, 2015, the aggregate intrinsic value of options outstanding was approximately $262,297, and the aggregate intrinsic value of options exercisable was approximately $140,281. The aggregate intrinsic value of options exercised during the year ended December 31, 2015 was $281,792.

As of December 31, 2015, the unamortized portion of stock compensation expense on all existing stock options was $30,098, which will be recognized over the next 20 months.

The following table summarizes the range of exercise prices and weighted average remaining contractual life for outstanding and exercisable options under the Company’s option plans as of December 31, 2015:

	Outstanding options		Exercisable options
Exercise price range	Number of options	Weighted average remaining contractual life	Number of options	Weighted average remaining contractual life

$0.01 to $3.99	63,124	7.3 years	21,438	6.4 years
$4.00 to $6.99	37,625	6.8 years	35,886	6.9 years
$7.00 to $9.99	19,069	5.7 years	18,194	5.7 years
$10.00 to $12.99	52,808	1.4 years	52,808	1.4 years
$13.00 to $15.99	51,439	4.7 years	51,439	4.7 years
$16.00 to $18.99	1,250	1.5 years	1,250	1.5 years
$19.00 to $29.99	6,500	3.6 years	6,500	3.6 years
$30.00 to $55.00	96,875	1.9 years	96,875	1.9 years
	328,690	4.1 years	284,390	3.6 years

Restricted stock grants. The Board of Directors has granted restricted stock awards under the Plans. Restricted stock awards are valued on the date of grant and have no purchase price for the recipient. Restricted stock awards typically vest over six months to four years corresponding to anniversaries of the grant date. Under the Plans, unvested shares of restricted stock awards may be forfeited upon the termination of service to or employment with the Company, depending upon the circumstances of termination. Except for restrictions placed on the transferability of restricted stock, holders of unvested restricted stock have full stockholder’s rights, including voting rights and the right to receive cash dividends.

A summary of all restricted stock activity under the equity compensation plans for the year ended December 31, 2015 is as follows:

	Restricted stock	Weighted average grant date fair value
Nonvested balance, January 1, 2015	188,500	$5.32
Granted	326,500	8.42
Vested	(158,500)	(4.73)
Forfeited	(2,000)	(5.70)
Nonvested balance, December 31, 2015	354,500	$8.43

The Company estimated the fair market value of these restricted stock grants based on the closing market price on the date of grant. As of December 31, 2015, there were $1,552,495 of total unrecognized compensation costs related to all remaining non-vested restricted stock grants, which will be amortized over the next 48 months in accordance with the vesting scale.

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The nonvested balance of restricted stock vests as follows:

Year ended December 31,	Number of shares

2015	135,900
2016	75,150
2018	69,050
2019	74,400

NOTE 14. COMMON STOCK PURCHASE WARRANTS

The Company issued common stock purchase warrants (the “Warrants”) in conjunction with the original issuance and extension of the Subordinated Notes Payable, the $4.0 million Secured Convertible Note (see Note 5) and the July 2015 registered direct offering (See Note 8). The Warrants are immediately exercisable and allow the holders to purchase up to 1,599,290 shares of common stock at $4.00 to $7.32 per share after modification. The Warrants expire from July 22, 2017 through January 22, 2021 and allow for cashless exercise.

	Warrants	Weighted average exercise price
Vested Balance, January 1, 2015	306,481	$7.47
Granted	1,544,590	13.39
Exercised	(250,095)	(7.32)
Cancelled	(1,686)	(4.00)
Vested Balance, December 31, 2015	1,599,290	$13.25

The total intrinsic value of all outstanding warrants aggregated $-0- as of December 31, 2015 and the weighted average remaining term is 43 months.

The following table summarizes the range of exercise prices and weighted average remaining contractual life for outstanding and exercisable warrants to purchase common shares as of December 31, 2015:

	Outstanding and exercisable warrants
Exercise price	Number of options	Weighted average remaining contractual life

$7.32	12,200	3.7 years
$8.50	42,500	2.9 years
$13.43	659,824	1.6 years
$13.43	879,766	5.1 years
$16.50	5,000	4.5 years
	1,599,290	3.5 years

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NOTE 15. RELATED PARTY TRANSACTIONS

On June 15, 2015 the Company entered into a consulting agreement with a relative of the Company’s President and Chairman to provide product research, development, advertising and marketing for new products in its commercial fleet business. The fee is $10,000 per month plus expenses and continues for the lesser of nine months or a total of $65,000 is paid for such services, exclusive of approved expenses. During the year ended December 31, 2015, total fees included in research and development for this related party was $65,000 and at December 31, 2015, amounts owed to this related party for consulting fees was $10,000 which was included in accounts payable.

NOTE 16. NET LOSS PER SHARE

The calculation of the weighted average number of shares outstanding and loss per share outstanding for the years ended December 31, 2015 and 2014 are as follows:

	Year ended December 31,
	2015	2014
Numerator for basic and diluted income per share – Net loss	$(12,037,892)	$(9,163,261)

Denominator for basic loss per share – weighted average shares outstanding	4,340,012	2,590,002
Dilutive effect of shares issuable under stock options and warrants outstanding	—	—

Denominator for diluted loss per share – adjusted weighted average shares outstanding	4,340,012	2,590,002

Net loss per share:
Basic	$(2.77)	$(3.54)
Diluted	$(2.77)	$(3.54)

Basic loss per share is based upon the weighted average number of common shares outstanding during the period. For the years ended December 31, 2015 and 2014, all outstanding stock options to purchase common stock were antidilutive, and, therefore, not included in the computation of diluted income (loss) per share.

NOTE 17. SUBSEQUENT EVENTS

The Company filed suit on January 15, 2016 in the U.S. District Court for the District of Kansas (Case No: 2:16-cv-02032) against TASER International, Inc. (“Taser”), alleging willful patent infringement against Taser’s Axon body camera product line. The lawsuit was initiated after the United States Patent Office (“USPTO”) reconfirmed the validity of U.S. Patent No. 8,781,292 (“the ‘292 patent”) which covers various aspects of auto-activation and multiple camera coordination for body-worn cameras and in-car video systems. The ‘292 patent previously was subject to attack by Taser, who tried to invalidate it at the USPTO. The USPTO ultimately rejected Taser’s efforts and confirmed the validity of the ‘292 patent with 59 claims covering various aspects of this valuable auto-activation technology. On February 2, 2016 the USPTO issued another patent relating to the Company’s auto-activation technology for law enforcement cameras. U.S. Patent No. 9,253,452 (“the ‘452 patent”) generally covers the automatic activation and coordination of multiple recording devices in response to a triggering event such as a law enforcement officer activating the light bar on the vehicle. The Company added the ‘452 Patent to its existing lawsuit against Taser seeking both monetary damages and a permanent injunction against Taser for infringement of both the ‘452 and ‘292 Patents.

In addition to the infringement claims, the Company added a new set of claims to the lawsuit alleging that Taser conspired to keep the Company Ally out of the marketplace by engaging in improper, unethical, and unfair competition. The amended lawsuit alleges Taser bribed officials and otherwise conspired to secure no-bid contracts for its products in violation of both state law and federal antitrust law. The Company’s lawsuit also seeks monetary and injunctive relief, including treble damages, for these alleged violations. See Litigation for further details.

On February 19, 2016 TASER asked for and was granted an extension of time to answer or otherwise plead to the complaint alleging willful patent infringement, the bribery of officials and otherwise conspired to secure no-bid contracts for its products in violation of both state law and federal antitrust law. On March 4, 2016, TASER filed a motion to dismiss our complaint which is now pending before the court.

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